HSW INTERNATIONAL, INC.

One Capital City Plaza

3350 Peachtree Road, suite 1500

Atlanta, GA 30326

May 17, 2007

VIA EDGAR and FEDEX
Mr. Joe Kempf, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE, Mail Stop 4561
Washington, D.C. 20549

  Re:
  HSW International, Inc.
  Registration Statement on Form S-4 Filed March 14, 2007
  File No. 333-141286

    INTAC International, Inc.
    Form 10-K for the year ended September 30, 2006 Filed December 14, 2006
    File No. 0-32621

Dear Mr. Kempf:

        This letter is in response to your letter dated April 13, 2007, with respect to the above-referenced Form S-4 filed with the Commission on March 14, 2007 and Form 10-K filed with the Commission on December 14, 2006. The following comments correspond to the numbered comments in your letter.

General

Letter to Shareholders

1.
Disclose the total number of shares to be issued in the merger assuming the number of each company's shares outstanding as of the most recent date prior to mailing the materials. Similarly revise throughout the document.
RESPONSE:	See amendment to the letter to shareholders and on page 85.
2.
Clarify that the merger is contingent upon approval and adoption of the share purchase agreement and distribution business sale. Revise the INTAC proxy card to briefly indicate which proposals are conditioned on the approval of others. See Rule 14a-4(a).
RESPONSE:	See amendment to the letter to shareholders, notice of special meeting and on pages 6, 18 and 45. The proxy card has also been revised.

References to Additional Information

3.
HSW International is not permitted to incorporate information by reference. Delete all instances where the disclosure suggests otherwise.
RESPONSE:	See amendment to the References to Additional Information and on page 173.

Questions and Answers about the Merger

4.
Add a question and answer addressing the following: What will happen if the share purchase agreement and distribution business sale are not approved? Make clear that the Board would seek to sell the distribution business to a third party if the distribution business sale to Cyber is not approved.
RESPONSE:	See amendment on page 6.

5.
In the answer to "Is the merger expected to be taxable to INTAC stockholders?," the reference to INTAC shareholders "generally" not being subject to U.S. federal income tax is unnecessarily vague. Please replace with the following sentence taken from your later tax discussion: "A U.S. holder who exchanges INTAC common stock for HSW International common stock will not recognize any gain or loss on the exchange."
RESPONSE:	See amendment on page 7.
6.
We note that Mr. Zhou intends on voting his shares for the merger but he and his affiliates and associates will not vote their shares on the distribution business sale. Make clear in the question and answer regarding the percentage of INTAC common stock held by insiders as a group what percentage will be permitted to vote on the distribution business sale.
RESPONSE:	See amendment on pages 4 and 6.

Summary, page 10

7.
Consider including a chart illustrating the before and after organizational structure of the companies (including share ownership of each company's shareholders and insiders) reflecting the merger, share purchase agreement and distribution business sale.
RESPONSE:	See amendment on pages 10 through 12.

What INTAC Shareholders Will Receive in the Merger, page 9

8.
Make clear that there is no cap on the number of shares that could be issued in the equity financing so the percentage ownership of the combined company held by former INTAC shareholders may be significantly diluted.
RESPONSE:	See amendment on pages 13 and 85.

Asset Contribution Between HSW and HSW International, page 10

9.
Disclose here and on page 46 the number of shares that will be issued to HSW in the exchange and how this amount was determined.
RESPONSE:	See amendment on pages 4, 13, 14 and 55.

Stock Purchase Agreements, page 11

10.
In light of the relative size of the equity financings to the total number to be outstanding of HSW International and the conditions and possible adjustments to the number of shares to be issued in the equity financings, please provide us with a legal analysis explaining why the equity financings should be considered valid private placements under Section 4(2) and not indirect primary offerings by HSW International through the equity investors.
RESPONSE:	HSW International respectfully submits that each of the equity financings with the American investors and with the European investors should be deemed a valid private placement under Section 4(2) and not an indirect primary offering by HSW International.

      American Investors

      The stock purchase agreements with the American investors irrevocably obligate the American investors to purchase shares of common stock of HSW International based on the formula set forth below and subject only to conditions, the satisfaction of which are not in the control of the American investors (i.e., the closing of the merger shall have occurred; no proceeding shall be pending or threatened as of the Closing Date to restrain, prohibit or otherwise challenge the transactions under the agreement or merger agreement; HSW International shall have performed and complied in all material respects with its covenants and agreements; and HSW International's representations and warranties shall be true and correct on the Closing Date). These agreements were entered into prior to the filing of the S-4 registration statement. Accordingly, the purchase of the common stock of HSW International by the American investors should be considered a valid private placement based on the Division's view that under Rule 152 of the Securities Act of 1933 (the "Securities Act") the filing of a registration statement subsequent to an offering otherwise exempt from registration under Section 4(2) of the Securities Act does not vitiate the exemption provided by the Section 4(2) private offering exemption.

      European Investors

      The stock purchase agreements with the European investors (all of whom are "qualified institutional buyers" as such term is defined in Rule 144A) irrevocably obligate the European investors to purchase shares of common stock of HSW International based on the formula set forth below and subject only to conditions, the satisfaction of which are not in the control of the European investors (i.e., the closing of the merger; and the effectiveness of a registration statement for the resale of the common stock being purchased by the European investors). These agreements were entered into prior to the filing of the S-4 registration statement; however, the European investors will not purchase the common stock until after the consummation of the merger and the effectiveness of a S-1 registration statement to be filed by HSW International to permit the resale of the HSW International common stock by the European investors. While the Staff has not determined that an unregistered offering similar to the offering to the European investors is in fact a bona fide private placement, the Staff has permitted simultaneous registered offerings and unregistered offerings to a limited number of first-tier institutional investors. See Black Box Incorporated and Squadron, Ellenoff, Pleasant & Lehrer.

      Size of the Offering

      Upon the closing or the merger and related transactions, HSW International is expected to have approximately 45,881,454 shares of its common stock issued and outstanding without regard to the shares of common stock to be issued in the equity financings. The stock purchase agreements for the equity financings provide that the purchase price of the common stock is equal to the lesser of (i) 90% of the ten (10) day volume weighted average price of the common stock of INTAC on the NASDAQ stock exchange ending on the trading day prior to the public announcement of the amendment to the Merger Agreement (the "Initial Per Share Purchase Price") or (ii) 90% of the ten trading day volume weighted average price of the common stock of INTAC on the NASDAQ stock exchange ending on the trading day commencing on the first trading day following the day that the shelf registration statement providing for the resale of the stock purchased under the equity financing by the European investors is declared effective (the "Adjusted Per Share Purchase Price") (the lower of the Initial Per Share Purchase Price and Adjusted Per Share Purchase Price, the "Per Share Purchase Price"). Because the American investors will purchase their shares of HSW International common stock prior to the determination of the Adjusted Per Share Purchase Price, the number of shares of HSW International common stock being purchased by the American investors will be subject to a post-closing adjustment. HSW International has the right to terminate the stock purchase agreements with the European investors in the event that the Per Share Purchase Price is less than $5.00.

      The Initial Per Share Purchase Price is equal to $6.57, which would result in approximately 7,292,694 shares being issued to the investors in connection with the equity financings, or approximately 15.9% of the total number of HSW International shares outstanding after the closing of the merger and related transactions without regard to the equity financings. In the event that the Per Share Purchase Price goes down to $5.00, approximately 9,300,000 shares will be issued to the investors in connection with the equity financings, which will be approximately 20.3% of the total number of HSW International shares outstanding after the closing of the merger and related transactions without regard to the equity financings. If the Per Share Purchase Price is less than $5.00, and HSW International terminated the stock purchase agreements with the European investors, the total purchase price in the equity financings would be $21,000,000. In such event, the Per Share Purchase Price would have to be less than $2.90 to result in the shares issued to the American investors equaling approximately 15.9% of the of the total number of HSW International shares outstanding after the closing of the merger and related transactions without regard to the equity financings.

      It is also important to note that the shares of HSW International common stock in the equity financings are being sold to 15 different investors, and no investor is purchasing more than 10% of the HSW International common that will be outstanding after the closing of the merger and related transactions without regard to the equity financings. The largest investor (DWS Finanz-Service GmbH) has agreed to purchase $16,000,000 of HSW International common stock. Based on the Initial Per Share Purchase Price, DWS Finanz-Service GmbH will purchase 2,435,312 shares of HSW International common stock, or approximately 5.3% of the total number of HSW International shares outstanding after the closing of the merger and related transactions without regard to the equity financings. HSW International is not required to consummate the transaction with the European investors if the Per Share Purchase Price is less than $5.00. At a Per Share Purchase Price of $5.00, DWS Finanz-Service GmbH would purchase 3,200,000 shares of HSW International common stock, or approximately 7.0% of the of the total number of HSW International shares outstanding without regard to the equity financings.

Material United States Federal Income Tax Consequences of the Merger, page 11

11.
The disclosure indicates that the merger is conditioned on your receipt of an opinion from counsel that the merger and asset contribution will qualify as a transaction under Section 351 of the Code or that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. You then state that so long as the merger and asset contribution qualify as a transaction under Section 351 of the Code, it will be not be a taxable transaction. Please also address the tax implications of the merger as a reorganization under 368(a) or tell us why this is not necessary.
RESPONSE:	It is not necessary to disclose the tax consequences of the merger and asset contribution under Section 368(a) of the Code because the transaction does not qualify as a reorganization under Section 368(a) of the Code. Due to a change in the structure of the transaction (i.e., the distribution business sale), the merger and asset contribution will not qualify as a reorganization under Section 368(a) of the Code. The merger is conditioned on the receipt of an opinion from counsel that the merger and asset contribution will not be a taxable transaction under either Section 351 of the Code or Section 368(a) of the Code. The merger and asset contribution will qualify under Section 351 of the Code and therefore it is not relevant to disclose that the transaction will not qualify as a reorganization under Section 368(a) of the Code.

Interests of HSW International Directors and Executive Officers in the Mergers, page 13

Interests of INTAC Directors and executive Officers in the Mergers, page 13

12.
Please revise to quantify in dollar terms the interests of certain directors and officers. Provide expanded disclosure on pages 70 and 71 by presenting quantified information on both an aggregate and an individual basis.
RESPONSE:	See amendment on pages 17 and 83. The option grants to HSW International's Directors and Officers are not conditioned on the closing of the merger and related transactions and do not accelerate as a result thereof.

The Merger Agreement, page 15

Conditions to Completion of the Mergers, page 15

13.
We note the disclosure on page 82 regarding resolicitation. Please also disclose here whether it is the INTAC board's intent to resolicit stockholder approval of the merger if either party waives material conditions. We believe that resolicitation is generally required when companies waive material conditions to a merger, and such changes in the terms of the merger render the disclosure that you previously provided to shareholders materially misleading.
RESPONSE:	See amendment on page 94.
14.
Because the tax consequences are material, a waiver of the condition that the parties receive favorable tax opinions and any related changes in the tax consequences to investors would constitute material changes to your prospectus necessitating amendment and resolicitation. If the tax opinion condition is waiveable, please confirm that INTAC will recirculate and resolicit if there is a material change in tax consequences and the condition is waived, or advise us why you believe it is not necessary to do so. Please also note our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.
RESPONSE:	The parties do not intend to waive the closing condition that favorable tax opinions are delivered. Counsel has confirmed that the merger and asset contribution will not be a taxable transaction under Section 351 of the Code. If the tax opinion condition is waived, INTAC will re-circulate and re-solicit. Executed tax opinions will be filed prior to effectiveness.

Closing, page 16

15.
Explain here, and elaborate on page 99, what "termination of certain guarantees provided by INTAC" refers to.
RESPONSE:	We have clarified the disclosure to explain that a condition to closing of the sale of the distribution business is that any and all guarantees provided by INTAC Holdings, INTAC, Inc. or any of the other entities that will continue as INTAC affiliates after the closing of the sale of the distribution business with respect to any indebtedness or other liabilities owed by the Distribution Companies or Meidi Technology (if applicable) to any other party, including, without limitation, the guarantee provided by INTAC in favor of Delta One Holland for amounts owed by INTAC Telecommunications, shall be terminated. Please see amendments on pages 20, 109 and 110.

Risk Factors. page 25

16.
We note the disclosure on page 58 indicating that the implied equity value for INTAC calculated by the financial advisor was significantly lower than the trading price of the INTAC stock. Even though the financial advisor provides its reasons for the discrepancy, you should highlight the significant disparity between the two in an appropriately captioned risk factor. Also, compare the relative equity value for the per share price being paid by the equity investors and the INTAC shareholders and address any discrepancy.

RESPONSE:	See amendment on pages 28 and 29.
17.
Unless there are reasons to believe otherwise, the illiquid nature of INTAC's common stock, suggested by the financial advisor as the reason for the valuation, discrepancies, should be addressed in terms of the possible trading market for HSW International's common stock.
RESPONSE:	See amendment on page 33.
18.
In light of Mr. Zhou's significant control over INTAC and Cyber, consideration should be given to highlighting the potential conflicts of interests involved in the negotiation of the terms of the transactions.
RESPONSE:	The potential conflicts of interest involved in the negotiation of the terms of the transactions are disclosed on page 60 in the proxy statement/prospectus. In light of this disclosure, the disclosure on the approval of the transactions by the independent members of INTAC's Board of Directors, and the financial advisor's opinion on the fairness of the transactions, we do not believe that a new risk factor containing the same disclosure is necessary.

HSW International and INTAC will incur significant costs, page 22

19.
The last two sentences of this risk factor concerning the European investors represent a distinct risk that should be addressed under a separate heading. In doing so, please identify DWS and clarify whether liquidated damages apply in the event there is a delay filing the resale registration statements or there is a delay in their being declared effective.
RESPONSE:	See amendment on page 26.

The combined company expects to incur substantial expense..., page 22

20.
Quantify in dollar terms the "substantial expenses" the company expects to incur.
RESPONSE:	The intent of the disclosure in the Risk Factors section is to inform the investor there are numerous potential issues associated with commercializing the contributed assets. Because of the number of potential issues, the uncertainty and nature of the costs, such costs are difficult to estimate accurately, and an attempt to do so may be more likely to be misleading. If these potential issues as described in the document do not occur, the costs to commercialize these assets are not expected to be "substantial". Accordingly, we revised the disclosure (see amendment on page 27) to remove the term substantial in the first sentence and change the title description. The remaining disclosure stating "The failure of the combined company to meet the challenges involving this commercialization, or to do so on a timely basis, could cause substantial additional expenses and serious harm to the combined company", does not change the intent of informing the investor these costs could be "substantial."

As a result of the merger, the combined company may become responsible..., page 24

21.
Explain, and quantify, what Mr. Zhou's payment obligations are.
RESPONSE:	See amendment on page 28. Because Mr Zhou is obligated to pay any losses, damages, costs and expenses arising out of a breach of a representation and warranty, the payment obligations cannot be quantified at this time.

The combined company's internal control over financial reporting..., page 28

22.
Disclose the material weaknesses that were identified as of September 30, 2005 and describe the steps management took to improve and eliminate the same. In this regard, we note that material weaknesses continued to exist as of September 30, 2006 and for the quarterly period ended December 31, 2006. Revise the risk factor to highlight this fact.

RESPONSE:	See amendment on pages 33 and 34.

If the combined company is not able to attract and retain key management..., page 36

23.
Although Mr. Zhou will be CEO of INTAC following the merger, it appears through his control of Cyber that he will be directly involved in the distribution business being sold by INTAC. Consider addressing whether W. Zhou's continued involvement in the distribution business will impact his management role with INTAC following the merger.
RESPONSE:	See amendment on page 42.

The concentration of the combined company's stock ownership, as well as the combined company's Amended and Restated Certificate of Incorporation, page 36

24.
Clarify whether the anti-takeover provisions that will exist post-merger are different from INTAC's current Certificate and Bylaws.
RESPONSE:	See amendment on page 43.

The Companies, page 41

HSW International, page 44

25.
Significantly expand the discussion in this section to provide HSW International's full business description as required by Item 101 of Regulation S-K. In doing so, make clear whether HSW International's business will be a mirror of HSW's current business with the notable exception of being provided solely in Brazil and China. See Item 14 of Form S-4.
RESPONSE:	See amendment on pages 50 through 53.
26.
You state under "HSW International's Resulting Lines of Business" that the company is positioned to "become a leader in the Chinese online publishing market and enter the Brazilian online publishing market...." In light of the risk factor on page 24, please substantiate this claim.
RESPONSE:	The disclosure has been revised. See amendment on page 50.

Background of the Merger and Distribution Business Sale, page 47

27.
Please elaborate on the "unique long-term relationship" that INTAC has had with the Ministry of Education as referenced on page 48.
RESPONSE:	See amendment on page 56.
28.
Please clarify whether HSW approached INTAC about a possible merger involving all the businesses of INTAC (as opposed to just the career development and training services segment) in mid-December 2005.
RESPONSE:	See amendment on page 56.
29.
Identify the members of senior management that met during the week of January 9, 2006. Elaborate on the financial outlooks and potential synergies that were discussed. See also comment [43] below regarding management forecasts.
RESPONSE:	See amendment on pages 56 and 57.
30.
Please provide details of the term sheet entered into by the parties on January 23, 2006.
RESPONSE:	See amendment on page 57.

31.
Please disclose the "certain terms of the merger agreement that were essential to INTAC's negotiations with HSW regarding the proposed merger" as noted in the fifth paragraph on page 50 and indicate whether the INTAC board ever made a counter offer.
RESPONSE:	See amendment on page 59. The parties were engaged in ongoing business negotiations to reach a mutual agreement and no counter-offer was made by either side.
32.
We note that Savvian updated the INTAC board of directors on matters related to the status of the merger on April 13, 2006 and that Savvian reviewed with the INTAC board the financial terms of the proposed merger and presented detailed financial analysis regarding those financial terms. Please clarify whether this was the first instance in which the financial advisor met with the board. If it is not, revise the disclosure to discuss an earlier time and describe the substance of the meetings.
RESPONSE:	See amendment on page 59, which has been revised to clarify that the April 13, 2006, meeting of the INTAC board of directors was the first instance that Savvian advised the INTAC board.

  In addition, advise us why the presentations at the April 13, 2006 meeting, and all other meetings (including the April 17 meeting and the January 28, 2007 meeting concerning the distribution business sale), do not constitute a "report, opinion or appraisal materially relating to the transaction" within the meaning of Item 4(b) of Form S-4. Alternatively, provide all of the disclosure about these presentations that is required by Item 4(b) of Form S4 and Item 1015(b) of Regulation M-A. We may have further comment after reviewing your response.

RESPONSE:	It is our belief that the presentations given by Savvian at the April 13, 2006, and the April 17, 2006, meetings of the INTAC board of directors do not constitute a "report, opinion or appraisal materially relating to the transaction" within the meaning of Item 4(b) of Form S-4 because such presentations do not materially relate to the current transactions described in this joint proxy statement/prospectus. The structure and other material terms of the current transactions differ significantly from the form and structure of the 2006 transactions, and detailed information or analysis concerning the 2006 transactions may be misleading to investors and therefore, we believe such information should not be presented in the joint proxy statement/prospectus.
33.
Disclose whether the July 2006 discussions between the INTAC board and Mr. Zhou regarding the distribution business sale constituted the first time the parties considered such a transaction. Elaborate on the steps taken by the INTAC board to ensure that the transaction was arm's length and fair to the company and its shareholders. For example, did the board consider soliciting third party offers for the distribution business sale?
RESPONSE:	See amendment on page 60. INTAC obtained a fairness opinion from Savvian regarding the financial terms of the proposed merger and distribution business sale to support the fact that the transaction was arm's length and fair to the company and its shareholders. INTAC also ensured that Mr. Zhou recused himself from board meetings in which matters relating to the distribution business sale and the merger were deliberated upon or in which resolutions relating to the distribution business sale or merger were made. The company did not solicit third party offers for the distribution business sale.
34.
Elaborate on the terms of the business sale discussed between the representatives of INTAC and HSW in early August 2006. Identify the representatives from each company.
RESPONSE:	See amendment on page 60.

35.
File the August 10, 2006 letter of intent between INTAC and Mr. Zhou.
RESPONSE:	The letter of intent between INTAC and Mr. Zhou is a non-binding letter of intent that was replaced with the share purchase agreement. We respectfully submit that filing a document that was non-binding and later replaced with a definitive agreement is not material to the investors and may confuse the investors. We will provide the Staff with a copy of the letter of intent if requested. Please note that the letter of intent is dated August 8, 2006, and the S-4 has been revised to reflect that fact.
36.
Please identify the INTAC disinterested directors.
RESPONSE:	See amendment on page 61.

INTAC's Reasons for the Merger and Distribution Business Sale and Recommendation of the INTAC Board of Directors, page 53

37.
The bullets beginning on page 53 list factors considered by INTAC's board, but the disclosure does not explain how the factors impacted the board's decision. Substantially revise the various factors to highlight why and/or how they affected the board's decision making. By way of illustration only, how did INTAC's financial condition, results of operations, business, competitive position and business prospects impact the board's reasons for the merger as noted under "Business, Condition and Prospects"?
RESPONSE:	See amendment on pages 62 and 63.
38.
Elaborate on the "complimentary strengths" of the INTAC business and contributed assets under "Strategic Advantages." Disclose the information reviewed by the board with respect to the prospects of the combined enterprise and disclose the material assumptions underlying these prospects.
RESPONSE:	See amendment on page 63.
39.
Please elaborate on INTAC's obligations under the merger agreement to take measures to restructure INTAC's PRC operations as noted under "Restructuring of Ownership Structure of PRC Operations."
RESPONSE:	See amendment on page 63.

Opinions of INTAC's Financial Advisor, page 56

40.
Provide us with any analyses, reports, presentations, or similar materials, including projections and board books, provided to or prepared by the advisor in connection with rendering the fairness opinions. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letters.
RESPONSE:	Counsel to Savvian will provide the Staff with the materials of Savvian presented to the INTAC board of directors in connection with rendering its fairness opinions under separate cover. Counsel to Savvian will also provide under separate cover, copies of Savvian's engagement letters with INTAC. INTAC respectfully requests the return of such materials pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended. INTAC believes that the return of such materials is consistent with the protection of investors.
41.
Please note that disclosure of financial forecasts prepared by management may be required if the forecasts were provided to third-parties, including a third-party's financial advisor. Accordingly, please disclose all material projections that HSW or HSW International provided to INTAC and/or its financial advisor and the projections that INTAC gave to HSW or HSW International, or advise us why they are not material. Also disclose the bases for and the nature of the material assumptions underlying the projections.
RESPONSE:	See amendment on pages 74 through 76.

42.
As required by Item 1015(b)(4) of Regulation M-A, please state the amount of fees the financial advisors will receive. Disclose the portion of the fee that is contingent upon completion of the merger. Provide similar disclosure in the summary. Also revise any references to the advisors' opinions appearing in the sections relating to the board's reasons for the merger to address these contingent payments and consider adding a risk factor to address the contingent nature of the fees payable.
RESPONSE:	See amendment on pages 16, 64 and 82. We respectfully advise the Staff that after revising the disclosure with respect to the contingent nature of the fees payable to Savvian and the consideration of such by INTAC's board of directors, we do not believe an additional risk factor with respect to the contingent nature of the fees is necessary.
43.
To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and, specifically, to the consideration that they are receiving in the merger. Include a more detailed summary of the analyses performed, such as the multiples (and how the advisor arrived at the various multiples), ranges, means/medians and quantified values calculated for each analysis, and provide more detailed explanations of how the various implied exchange ratio ranges were calculated. Describe why the particular analyses were used and then why particular measures or methodologies were chosen for each analysis.
RESPONSE:	See amendment on pages 65 through 82.
44.
Elaborate on the "liquidity and capital resources concerns facing INTAC" as noted on page 58.
RESPONSE:	See amendment on page 68.

Agreements Related to the Merger, page 92

45.
Please elaborate on the terms of the Letter Agreement, including the provision related to the formation of a partnership and contribution of all assets. Clarify why INTAC and HSW International would share ownership in the partnership when INTAC will be a wholly-owned subsidiary of HSW International following the merger.
RESPONSE:	See amendment on page 103. INTAC and HSW International will form a partnership upon HSW International exercising its option to acquire digital publishing rights for the content in India and Russia from HSW so that the contribution of these assets to the combined business will be a tax-free transaction for U.S. federal income tax purposes. Were HSW to contribute these assets to HSW International, it would not qualify as a tax-free transaction under Section 351 of the Code because HSW would not control, within the meaning of 368(c) of the Code, HSW International after the transfer. Conversely, the transfer of the assets to a partnership will qualify as a tax-free transaction because Section 721 of the Code does not require HSW International to control the partnership after the transfer.

Stock Purchase Agreements, page 94

46.
Disclose whether any of the equity investors are affiliates of either company.
RESPONSE:	See amendment on pages 103 and 104.

HSW International and INTAC Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 101

47.
The Commission's Interpretive Release No. 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please include an executive level Overview section for both HSW International and INTAC that discusses any known trends or uncertainties that could materially affect each company's results of operations in the future, including any trends management considers meaningful for investors in understanding the combined company's prospects after the merger. For example, provide expanded discussions regarding the basis for INTAC's management's belief that focusing on the career training and development and education markets are more attractive growth opportunities and have higher margins than the wireless handset distribution business. Furthermore, please provide insight into challenges, risks, uncertainties and opportunities which management is aware of and discuss any actions being taken to address the same.

RESPONSE:	See amendment on pages 111 through 112 and 115 through 116. We have added an executive summary level overview of the business for HSW International and INTAC which complies with the requirements and guidance set forth above.
48.
Please provide a discussion regarding the company's ability to meet its long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350.
RESPONSE:	See amendment on pages 113 and 114. With respect to INTAC see also the amendments referenced in the Response to Comment 47.

Liquidity and Capital Resources, page 111

49.
We note that Mr. Zhou pledged 3 million shares of INTAC common stock to secure certain receivables. Confirm that these are not the same shares that are being exchanged pursuant to the share purchase agreement.
RESPONSE:	We confirm the 3 million shares of INTAC common stock pledged are not the same shares that are being exchanged pursuant to the share purchase agreement.

Beneficial Ownership Information, page 123

50.
The determination of beneficial ownership should be made within 60 days of the date of the joint proxy/prospectus. Please revise. In doing so, include the shares underlying options that will vest upon consummation of the merger.
RESPONSE:	The beneficial ownership table has been updated to a most recent practicable date. It is our belief that the percentage of shares beneficially owned is based on the number of shares outstanding as of May 17, 2007, the most recent practicable date. All shares of common stock subject to options exercisable within 60 days following May 17, 2007 are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity.

Experts, page 154

51.
We note from a Form 8-K filed on April 3 that INTAC changed auditors. Please make sure you update your incorporation by reference section to cover all periodic reports and current reports filed prior to effectiveness.
RESPONSE:	See amendment on page 174.

Special Note Regarding Forward-Looking Statements, page 156

52.
We note your reliance upon the safe harbor for forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. Please

  note that reliance in initial public offerings is not permitted. See Section 27A(b)(2)(d) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act.

RESPONSE:	See amendment on page 174.

12

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 126

53.
We note in the second paragraph on page 126 that the purchase price will be determined based on an independent valuation of the HSW International shares issued to INTAC shareholders. In light of the fact that the HSW International shares do not have a quoted market price, it is unclear to us why you are using this as your basis for valuing the purchase consideration. It seems the value of the consideration received, the INTAC common stock, is more readily determinable than the value of the consideration given as it has a quoted market price. Please revise or advise us.
RESPONSE:	Paragraph 22 of FAS 141 states that "the fair value of securities traded in the market is generally more clearly evident than the fair value of the acquired entity" and that "the quoted market price of a security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like." Given that guidance, if HSW International had publicly traded stock, we would agree that such fair value of securities traded in the market would be more readily determinable than a valuation of the acquired entity. However, HSW International is not publicly traded. Both statements of paragraph 22 refer to a fair value of the acquirer's securities i.e., HSW International shares traded in the market, but the HSW International shares will not be publicly traded until after the merger is consummated. While FAS 141 directs that the quoted market price of a security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity, there are no such publicly traded securities in this business combination.

      We considered the unique facts and circumstances of this business combination and developed an approach that we believe most appropriately addresses the specific facts and circumstances while giving full consideration to the guidance in FAS 141 paragraphs 22 and 23. These unique facts and circumstances are:

      •
      HSW International has limited operations and primarily represented the assets (such as license rights, management, content and business plans) contributed from HSW;

      •
      this business combination was designed as a "merger of equals" with each party essentially receiving in each HSW International share, a stock representing approximately an 1/2 interest in INTAC assets (without distribution) and 1/2 interest in HSW contributed assets;

      •
      the value of the business combination inherently is equal to the value of the HSW International stock issued where each HSW International share issued to an INTAC shareholder will represent an approximate proportionate share in INTAC and HSW contributed assets;

      •
      from the outset, we had evidence from the Savvian fairness opinion stating that the value of the thinly traded INTAC stock was not a reliable indicator of the value of 100% of the INTAC enterprise (more fully discussed below), requiring us to "recognize the possible effects of price fluctuations, quantities traded, issue costs, and the like"; and

      •
      lastly, INTAC historical stock value was affected by the performance of its distribution business, which was the source of the majority of INTAC's historical revenues, but INTAC had recently decided to discontinue its distribution business on or about the date of the last significant merger amendment. Therefore, there is no reliable market value for INTAC continuing operations public stock for any meaningful period of time.

      According to FAS 141 paragraph 23 when the quoted market price is not the fair value of the equity securities [issued]...:

      "...the consideration received shall be estimated even though measuring directly the fair values of net assets received is `difficult. Both the net assets received, including goodwill, and the extent of the adjustment of the quoted market price of the shares issued shall be weighed to determine the amount to be recorded. All aspects of the acquisition, including the negotiations, shall be studied, and independent appraisals may be used as an aid in determining the fair value of securities issued. Consideration other than equity shares distributed to effect an acquisition may provide evidence of the total fair value received."

      Since we did not have a fact pattern of HSW International "public securities issued" to solely rely on paragraph's 22 directive, we believe under paragraphs 22 and 23 we are obligated to consider all of the following:

      •
      measure the fair value of net assets received and given;

      •
      determine the amount to be recorded consider both the net assets received, including goodwill, and the extent of the adjustment of the quoted market price of the shares issued;

      •
      consider all aspects of the acquisition, including the negotiations;

      •
      obtain and consider independent appraisals as an aid in determining the fair value of securities issued;

      •
      consideration other than equity shares distributed to effect an acquisition may provide evidence of the total fair value received; and

      •
      recognize possible effects of price fluctuations, quantities traded, issue costs, and the like, when comparing the transaction to any thinly traded public stock values.

      Accordingly, we concluded adopting INTAC stock as a blind proxy for the inferred fair value of HSW International private shares issued in the business combination, would be an inappropriate oversimplification of the transaction and could potentially contravene the full guidance of FAS 141 paragraphs 22 and 23. At the inception of our analysis, we had strong evidence indicating that such an approach would substantially overvalue the business combination.

      Considering all of the above, we obtained an independent valuation of HSW International to determine the value of the approximately 19.9 million shares issued to acquire INTAC's career development and training services business. The estimated value of HSW International is based on the combined appraised fair value of the assets contributed by HSW and the appraised fair value of INTAC. The valuation techniques utilized included discounted cash flow analyses, market multiples and valuations of comparable companies. The independent appraisers valued 100% of HSW International-stand alone and INTAC-stand alone and then summed those values. Being "a merger of equals," fair value of the consideration exchanged in the combination was determined as 46.5% of the fair value of those combined entities (as 46.5%(1) is the portion of ownership INTAC shareholders received in the combination of the two enterprises).

(1)
Upon consummation of the merger but before the equity financing, INTAC will have received approximately 22.9 million shares of HSW International stock compared to approximately 22.9 million shares to be held by HSW, or 50% and 50%, respectively. After Mr. Zhou exchanges 3 million shares for the distribution business, INTAC shareholders will hold approximately

  19.9 million shares or approximately 46.5% of HSW International equity (before the equity financing).

      Possible Conclusions Considered and Rejected

      In our analysis, we did consider whether 100% of the acquired publicly traded INTAC stock should be used as the basis for determining the value of the HSW International shares issued.(2) We compared the purchase cost indicated by the independent valuation approach to the value of 100% of the INTAC stock on two dates; on August 8, 2006, when the Letter of Intent(3) to sell the distribution business was signed where the average price for the 10 days preceding for INTAC shares was $6.28 per share; and on January 29, 2007, when the amendment to the agreements was signed where the average price for the 10 days preceding for INTAC shares was $7.26 per share, indicating $125 million and $145 million, respectively, if all 19.9 million shares of INTAC stock were acquired at the corresponding average prices. These values were compared to the appraised values of INTAC stock of $17 million to $30 million. This method is significantly different from the method of determining the INTAC stock through the simple extension of the average thinly traded INTAC stock price multiplied by the total shares on such dates.

(2)
Note, even if we assumed that INTAC shares would become a proxy for non-public HSW International shares, we would still be obligated to consider "possible effects of price fluctuations, quantities traded, issue costs, and the like." Such considerations include:

•
INTAC shares are thinly traded and there is no readily available public market for such INTAC share volumes, but the proposed transaction involves 100% of INTAC shares. INTAC shares traded in the 10 days prior to August 10, 2006 averaged 22,810 shares traded per day representing approximately 1% of the outstanding stock; and

•
other concerns affecting INTAC discussed in the Savvian analysis described below.

(3)
According to EITF 99-12 para 5, the Task Force also reached a consensus that if the purchase price (the number of shares or the amount of other consideration) is subsequently changed as a result of further negotiations or a revised acquisition agreement, a new measurement date for valuing the acquirer's marketable equity securities that will be issued to effect the combination is established as of the date of the change. The Task Force clarified at the January 19-20, 2000 meeting that if the change in the number of shares or other consideration is not substantive, a new measurement date does not result from the change. The Company believes that if it were to apply the EITF 99-12 measurement principles, the last significant change was the Company signing the Letter of Intent to sell the distribution business to Mr. Zhou, and by consequence, the merger with HSW International was altered to be only INTAC assets remaining after such distribution business disposition. However, we also considered the January 2007 date when the definitive agreements were signed covering the amendments in connection with the equity financings and provided such values here, but we did not consider such equity amendments a significant change to the terms of the business combination last determined on August 10, 2006.

      In any determination of the appraised fair value, there are typically multiple approaches to determining an assets value (i.e. income approach, replacement value, market value), and these different approaches require judgment to determine which evidence provides the best indication of fair value.

      We did not accept the "INTAC stock as a proxy for HSWI stock" approach of determining the fair value of the business combination for the reasons listed below:

      1.
      In connection with its opinion, Savvian performed several financial analyses, each of which implied a significantly lower equity value of INTAC than the equity value implied by trading prices of shares of INTAC common stock. Savvian noted the following circumstances affecting the trading price performance of INTAC's common stock:

      •
      55% of INTAC's common stock is held by insiders;

      •
      INTAC's common stock is thinly traded;

      •
      no third party research is available regarding INTAC;

      •
      INTAC has not historically provided forecasts or guidance on expected results; and

      •
      INTAC has not regularly held quarterly earnings calls.

      In addition, Savvian noted other publicly disclosed liquidity and capital resources concerns facing INTAC, which under certain circumstances, could have had a material adverse effect on INTAC. Savvian believed that these factors are sufficient to support a large difference between the implied equity value determined by Savvian and the equity value implied by the trading prices of shares of INTAC common stock.

      2.
      In considering using INTAC share value as a proxy for the purchase cost, we believe the indicated minimum $125 million value would result in an immediate goodwill impairment. It is our understanding that the SEC has taken the position that a business combination should not result in charge to the P&L except for valid acquired in-process-R&D charges, and if immediate P&L charges are indicated, registrants should generally revisit and correct their assumptions applied in determining the purchase cost and allocations to eliminate that result. Consequently, we again believe we were correct in considering all the evidence of the value of the exchange to determine the fair value estimates of the purchase cost, albeit, this method is more complex than simply referencing the thinly traded INTN stock value.

      3.
      With respect to potential immediate goodwill impairment, paragraph B70 of FAS 142 states that "the Board noted that if the uncertainties associated with goodwill were so great as to mandate its write-off immediately following initial recognition, those same uncertainties should have been present when it was acquired and would have been reflected in the purchase price of the acquired entity." This guidance supports the use of an independent valuation (or other method) to determine the fair value of the purchase consideration if the quoted market prices for the securities would result in a potentially inflated purchase price.

      4.
      Detailed analysis contained within the independent valuation indicated that by any method, (DCF or comparable enterprise sales multiples, etc.) the INTAC stock value could not be considered a reasonable proxy for HSW International stock for determining an appropriate fair value for the exchange of 100% of INTAC for 46.5% interest of HSWI.

      If we had relied on the quoted market price for the INTAC stock, the value of the purchase consideration would have been approximately $125 million to $145 million depending on the application of EITF 99-12 measurement date guidance. The estimated value of the HSWI shares issued to INTAC shareholders based on the independent valuation is approximately $40 million which represents the mid-point of the estimated range of values of a merged HSWI/INTAC. The independent valuation is a more appropriate measure of the purchase consideration exchanged, as the higher value derived from the quoted market price of the INTAC stock would, given the facts appear to be an unreasonable value at which 100% of INTAC stock would be exchanged between willing buyer, and seller and would likely result in the impairment of goodwill immediately after the acquisition.

54.
Explain to us how you have determined the fair value of the HSW International options to be issued. Also, expand your disclosures to clarify how you are accounting for these options, including unvested options to be issued to INTAC employees, and advise us.
RESPONSE:	Additional information was added to footnote 2. See amendment on pages 147 through 149.
55.
Refer to the second paragraph of page 126 where you disclose that the estimated purchase price and the fair value of the assets acquired are preliminary and may change. Please revise to include management's assertion that the preliminary, assumptions and estimated amounts will not materially differ from the final assumptions and amounts or include additional pro forma information giving effect to the range of possible results. Refer to Rule 11-02(b)(8) of Regulation S-X.
RESPONSE:	Additional pro forma information regarding the effect of possible results was added to footnote 2. See amendment on pages 147 through 149.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 127

56.
So that readers may clearly understand the impact of the merger, please revise your pro forma balance sheet to present in a subtotal column the effects of the merger first, followed by a column for the adjustments necessary to give effect to your firmly committed issuance of common stock and a final column presenting the combined impact of both the merger and the equity issuance.
RESPONSE:	The pro forma balance sheet has been revised and footnote 1 has been revised. See amendment on page 147.
57.
In light of the disclosure in the last paragraph of footnote (3), we do not understand how you arrived at the pro forma balance of $106,547,481 for additional paid-in capital. Please reference your pro forma adjustment to a separate footnote that clearly explains the components of the adjustment amount, and advise us.
RESPONSE:	In response to item #56 above, the components of the additional paid-in capital balance are either categorized as changes associated with the merger or changes associated with the subsequent equity issuance. Footnote 8 has been also added detailing the components of the merged HSWI and INTAC additional paid-in capital.

Notes to Financial Statements and Pro Forma Adjustments, page 129

58.
Reference is made to footnote (2). For clarity, please disclose the facts and circumstances concerning Mr. Zhou's purchase of the distribution business, and your accounting for it, in a separate footnote. Also, regarding your proposed accounting, it is unclear why you will not be recording the 3 million shares at their quoted market price as of the transaction date. Please explain to us the basis for your accounting, including any references to supporting US GAAP literature, and disclose.

RESPONSE:	We agree that the treasury stock would be recorded at cost which would represent the cash and/or fair value of assets distributed by the Company to acquire the treasury stock. The pro forma treasury stock is recorded at expected cost. The expected cost is the fair value as determined by an independent valuation of the assets held for sale, exchanged for the 3 million shares, which approximates the carrying value or cost of the assets held for sale. Footnote 7 has been added. See amendment on page 150.
59.
To avoid confusion, move your summary of the purchase price allocation so that it appears within footnote (2).
RESPONSE:	Footnote 2 provides a summary explanation of the purchase price allocation in first paragraph.
60.
Please explain to us, in detail, the basis for your conclusion that the intangible assets "licenses to operate in China" and "vendor endorsements in China" should be assigned indefinite lives under the guidance in SFAS No. 142. Include in your response all facts and circumstances considered by management when malting these determinations. Please also provide in your response:

•
a description of the nature and terms of the licenses;

•
a description of the nature and terms of the endorsements, including a description of the counter party;

•
an explanation of how you expect to use each asset;

•
identification of any legal, regulatory, or contractual provisions that may limit the assets useful life;

•
an explanation of why you believe the endorsing vendor will remain viable indefinitely;

•
a description of any historical evidence relied upon by management when making its conclusions;

•
an explanation of your full consideration of the effects of obsolescence, demand, competition, and other economic factors (such as stability of the industry, known technological advances, uncertain or changing regulatory environment); and

•
your consideration of any maintenance expenditures required to obtain the expected future cash flows from the asset.
RESPONSE:	In accordance with SFAS 141, INTAC recorded separately identifiable intangible assets as part of the pro forma purchase accounting entries. In addition, SFAS 142 provides guidance for determining whether an intangible asset is subject to amortization. Under the provisions of paragraph 11 of the SFAS 142 guidance, the separately identified intangible assets pertaining to the licenses to operate internet portals and the vendor endorsement by the Ministry of Education of China ("MOE") were assigned indefinite lives.(4) An indefinite useful life was assigned to both assets as the independent appraiser and management deemed the licenses and the endorsement by the MOE to be intangible assets that will be expected to contribute to cash flows indefinitely. Management's determination of the indefinite lives for the assets was based on the analysis described below:

(4)
The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular:

  a.
  the expected use of the asset by the entity;

  b.
  the expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate (such as mineral rights to depleting assets);

  c.
  any legal, regulatory, or contractual provisions that may limit the useful life;

  d.
  any legal, regulatory, or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions);

  e.
  the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels); and

  f.
  the level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life).

If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite.

      License Description:

      Included within the "licenses to operate internet portals" are the following four operating licenses: 1) an Internet Content Provider license issued to Intac Purun and Intac Meidi Technology to operate an internet website for commercial purpose (i.e., to sell advertising space and transact e-commerce, and the like); 2) an Internet Culture operating license issued to Intac Purun to use the internet to sell music and gaming products as well as use the internet to operate culture product exhibitions, and the like; 3) a Service Provider License issued to Intac Purun and Intac Meidi Technology for value added telecommunication services such as SMS promotion, WAP, telephone voting, and the like; and 4) a human resources operating license issued to Intac Purun to operate human resources recruitment or placement services.

      The term of each license is for 5 years, with an annual filing requirement. Management expects the licenses to be renewed automatically, and to the best of its knowledge, these types of licenses are not usually canceled.

      Endorsement by the MOE Description:

      The Company's education management software has been designated as the Standard of the China School Administration System (for primary and middle schools) by the Education Management Center ("EMIC") of MOE, a governmental agency of China. The term of the standard designation is deemed indefinite by company management as the software will continue to be sold to the schools in the foreseeable future, and there are no indications from the EMIC that the standard designation will ever be changed. If a change is ever proposed by the EMIC, appropriate steps will be made to meet the requirements or the Company will evaluate the intangible asset and test for impairment if such change occurs.(5)

(5)
Examples cited from Appendix A of SFAS 142 where indefinite life was determined to be appropriate at the time of recording the asset and the subsequent impairment analysis as a result of the change in its useful life.

Example 4

An acquired broadcast license that expires in five years. The broadcast license is renewable every 10 years if the company provides at least an average level of service to its customers and complies with the applicable Federal Communications Commission (FCC) rules and policies and the FCC Communications Act of 1934. The license may be renewed indefinitely at little cost and was renewed twice prior to its recent acquisition. The acquiring entity intends to renew the license indefinitely, and evidence supports its ability to do so. Historically, there has been no compelling challenge to the license renewal. The technology used in broadcasting is not expected to be replaced by another technology any time in the foreseeable future. Therefore, the cash flows from that license are expected to continue indefinitely. The broadcast license would be deemed to have an indefinite useful life because cash flows are expected to continue indefinitely. Therefore, the license would not be amortized until its useful life is deemed to be no longer indefinite. The license would be tested for impairment in accordance with paragraph 17 of this Statement.

Example 5

The broadcast license in Example 4. The FCC subsequently decides that it will no longer renew broadcast licenses, but rather will auction those licenses. At the time the FCC decision is made, the broadcast license has three years until it expires. The cash flows from that license are expected to continue until the license expires. Because the broadcast license can no longer be renewed, its useful life is no longer indefinite. Thus, the acquired license would be tested for impairment in accordance with paragraph 17 of this Statement. The license would then be amortized over its remaining three-year useful life following the pattern in which the expected benefits will be consumed or otherwise used up. Because the license will be subject to amortization, in the future it would be reviewed for impairment under Statement 121.

      Explanation of how the assets will be used:

      The education software will continue to be sold to schools as a result of the vendor endorsement by the MOE to designate the software as the standard. The licenses will be used to assist students in career development and placement and for rental listings, advertising and the development of the HSW International business model. The licenses will also give HSW International immediate access to internet activity and allow the pursuit of HSW International's business plan.

      Identification of any legal, regulatory, or contractual provisions that may limit the assets useful life:

      There are no legal, regulatory or contractual provisions that would limit the useful lives of the licenses or vendor endorsement at this time. The PRC government could decide at any time to revoke the licenses or designate some other administrative software as the standard in its schools; however, INTAC's management does not anticipate that this will occur. If the licenses or endorsement were revoked, an impairment analysis would be performed in accordance with SFAS 142.

      Description of any historical evidence relied upon by management when making its conclusions:

      No indications have ever been given by the EMIC that the vendor designation will ever be changed. In addition, although the licenses have five year terms each, they are automatically renewed and management has never encountered any difficulty in renewing the licenses. As a result, the cash flows attached to the licenses and vendor endorsement as projected in the independent appraisal, and that support the fair value of the assets are considered to be indefinite and concurrent with the estimated indefinite useful life of the intangible assets.

      Effects of obsolescence, demand, competition, and other economic factors:

      INTAC's education software is not subject to a high degree of technological obsolescence. INTAC does have competition, but the designation as the standard and endorsement by the EMIC gives the INTAC a significant competitive advantage. The greatest uncertainty is the regulatory environment and how the businesses may be effected by decisions of the Chinese government, however, no changes are anticipated by management at this time.

      Consideration of any maintenance expenditures required to obtain the expected future cash flows:

      INTAC's net cash flow projections used in the independent valuation take into consideration the effects of expenditures required to maintain INTAC's assets.

Historical Financial Statements of HSW International. Inc.

61.
We note in the last sentence of page 18 that HSW International has only limited historical operations prior to the consummation of the merger with INTAC. We also note the historic HSW International financial information included within your pro forma data. Provide in your filing audited historical financial statements of HSW International and predecessor financial statements of this business pursuant to Item 14(e) of Form S-4.
RESPONSE:	Rule 3-13 of Regulation S-X states that the Commission can permit the omission of financial statements upon the informal request of the registrant if doing so is consistent with the protection of investors. Because the activities of HSW International that occur prior to the merger bear no relationship to the activity that will occur after the merger, we do not believe that INTAC shareholders will be disadvantaged if we are permitted to omit the audited financial statements of HSW International. The information which the INTAC shareholders require to make an informed decision concerning the transaction is fully disclosed in the amended Registration Statement and we do not believe that a complete set of financial statements will provide additional information that will benefit them. Furthermore, the cost and time required to engage an auditor and have an audit performed will be substantial when compared to the usefulness of the financial statements. Such a delay would be detrimental to the INTAC shareholders and the costs of the delay would far outweigh the benefit of receiving audited financial statements of HSW International.

      In light of these facts and circumstances described above, we respectfully request that we be permitted to omit the audited financial statements of HSW International from the registration. Your consideration of this request is appreciated.

62.
In addition, we note in footnote (3) on page 130 that HSW has incurred costs on behalf of HSW International. The income statement of HSW International should reflect all costs of doing business, including any costs incurred on its behalf by the parent company. Refer to SAB

  Topic 1:B.1. You should provide the disclosures called for in Question 2 to SAB Topic I.B.I. within the footnotes to your financial statements.

RESPONSE:	HSW International reflects the full cost of the following in its statement of operations:
      •
      Officer and employee salaries including employee benefits;

      •
      Depreciation;

      •
      Advertising, although no costs have been incurred to date; and

      •
      Other selling, general and administrative expenses.

      To date, HSW has provided the following goods and services to HSW International.

      •
      Accounting and legal services;

      •
      Office space; and

      •
      Financing of operations through intercompany loans.

      Costs associated with these services are reflected in the books and records of HSW.

      With respect to accounting and legal services and office space, we have analyzed the nature and extent of services provided by HSW and made an allocation of these costs to HSW International.

      We have not imputed interest on the intercompany debt outstanding between HSW and HSW International consistent with the guidance SAB Topic 1.B.1 question 4. We have included the necessary disclosures called for in SAB Topic 1.B.1 with respect to intercompany borrowings.

      Note 3 to the pro forma financial statements has been revised to provide the disclosures required in SAB 1.B.1 that sets forth the amount and nature of costs incurred by HSW which have been allocated to HSW International.

63.
Similarly, please revise the forepart to include the information for HSW International, Inc. as required by Items 14(f) and'(j) of Form S-4.
RESPONSE:	See amendment on page 23 to include the information required by Item 14(f) of Form S-4 and see amendment on pages 114 and 115 to include the information on Item 14(j) of Form S-4.

INTAC International, Inc.

Form 10-K for the year ended September 30. 2006

Item 6—Selected Financial Data, page 41

64.
Include the selected financial data for fiscal year December 31, 2002 as required by Item 301(a) of Regulation S-K or disclose why such information is not required.
RESPONSE:	We agree that 5 years of selected financial data is typically required and that INTAC would normally include fiscal 2002 in that 5-year period. Since in 2006, we restated our financial statements to present the continuing operations, and we did not have continuing operations in either 2003 or 2002, we believe that the inclusion of only the fiscal 2003 in the selected financial data is sufficient to demonstrate this fact (i.e. the lack of revenue or operations for continuing operations in 2003 explains that we were not in that business in 2003 and 2002). Accordingly, the fiscal 2002 is unnecessary and could potentially mask the relevant information intended to be summarized in Item 301(a). However, we have complied with the requirements of Item 301(a) of Regulation S-K and have provided selected financial data for fiscal 2002 for the purposes of the S-4 filing. Since the information is available in the Form S-4, we would respectfully request that we not be required to amend the Form 10-K for information that we believe will not be significant to an investor and alternatively be allowed to provide this information in the Form S-4.

Item 7A—Quantitative and Qualitative Disclosures about Market Risk, page 52

65.
Please chose between the three disclosure alternative of Item 305(a) of Regulation S-K and include the required quantified data for you foreign currency exchange rate risk.
RESPONSE:	We have modified our disclosures with respect to the foreign currency exchange rate risk. See amendment on pages 116 and 117.

Financial Statements

Consolidated Balance Sheet, page 62

66.
We note Mr. Zhou's pledge of 3 million shares of INTAC common stock under the Security and Pledge Agreement secures $2.2 million in supplier rebates receivable from T—Mobile Deutschland. In light of the fact that this receivable is fully reserved, disclose and explain to us why the company has not called upon Mr. Zhou to honor his pledge. It is also unclear why you fully reserved this receivable given that it appears to be fully recoverable from Mr. Zhou, please revise or explain to us your reasonable basis for your accounting and disclose.
RESPONSE:	We consider the pledge from Mr. Zhou to be a "contribution from a significant shareholder" and consequently, if and when called upon to be honored, we expect to record it as contributed capital. Consequently, we believe that any write-downs of the receivables for bad debt with our customers be recorded through the profit and loss statement regardless of any expected key shareholder capital contributions from such a pledge that would cause the Company to be made whole. We have not called upon Mr. Zhou to honor his pledge as we continued to pursue collections from T-Mobile Deutschland and in fact have been successful in collecting $665,000 and $1.2 Million in the quarters ended December 31, 2006 and March 31, 2007. We hope to exhaust our continuing efforts before calling upon Mr. Zhou to honor his pledge.

(j) Intangible Assets, page 70

67.
Refer to the quarterly results of operations presented on page 84. We note the INTAC's revenue from continuing operations fell by over half between the quarters ending December 31, 2004 and

  March 31, 2005. Further, beginning with that March 31, 2005 quarter, INTAC has been experiencing losses form continuing operations, and has not yet recovered profitability. Tell us when you conducted your regular annual impairment testing in accordance with SFAS 142 for the September 30, 2006 and 2005 fiscal years. Tell us whether you conducted additional impairment testing per SFAS 142. Describe the events and circumstances lead you to conclude that your intangible assets were not impaired at each testing and balance sheet date.

RESPONSE:	INTAC reviews each indefinitely lived intangible asset for impairment annually and upon the occurrence of events or circumstances which may impair the assets. Impairment is measured as the amount by which INTAC's carrying value exceeds the fair value. Should impairment be indicated, the impaired amount will be charged to expense. Goodwill was recorded as $16,801,487 for the year ended of September 30, 2006 and $12,858,790 for the year ended September 30, 2005. INTAC's recorded goodwill includes the following: $59,021 attributable to the wireless hand set distribution segment (shown in assets held for sale), $1,064,113 relating to the acquisition of Intac Purun, and $15,687,357 relating to the acquisition of Huana Xinlong.

      We did not conduct additional impairment testing pursuant to SFAS 142 beyond the required annual tests. Our annual tests were performed as September 30, 2006 and 2005 and pursuant to Step 1, we compared the fair value of each reporting unit to its carrying value. For each fiscal year, the fair value of the reporting unit was in excess of its carrying value by a significant amount such that goodwill impairment was not indicated (i.e, the performance of Step 2 of the annual test was not required). Given such excess over the threshold for triggering Step 2 analysis and that the short-term quarterly declines in operating performance were not expected to continue and change the cashflows projected in the annual impairment tests, we determined that there would be no indicated impairment triggered from the decline in such quarterly operating results. Consequently, we determined that there were no interim impairment indicators resulting from the quarterly results and therefore did not perform any further analysis beyond the analysis described herein. Finally, in connection with our interim close process, we reviewed the indicators of impairment under SFAS 142 that would require an interim impairment test and found no new indicators that would require a recalculation of our Step 1 impairment calculations at each such interim date.

Distribution Business, page 72

68.
Refer to the last full paragraph of page 72 and explain to us why INTAC recognizes non-refundable licensing fees when received and not when they are earned. Please refer to all pertinent authoritative accounting literature in your response.
RESPONSE:	Under the provisions of FAS 45, INTAC recognizes the up-front license fee when the initial services relating to "training the trainer" have been performed (at which time no other material conditions or obligations related to the determination of substantial performance exist). All other services provided in the agreement are billed separately in subsequent periods when either the training materials are delivered or student revenue sharing is recorded. Initial franchise fees are due after the completion of the "training the trainer" sessions, with all fees paid to INTAC noted to be non-refundable per the franchise agreement.

      We intend to correct and clarify our disclosures as follows and update our filing accordingly:

      "Franchise fee revenue is derived from the sale to customers of the exclusive rights to provide training courses to prospective students. This arrangement consists of an up-front, non-refundable license fee, as well as fees for training materials and contingent payments based on a percentage of the student tuition. The up-front, non-refundable franchise fee is recognized as revenue when earned after the initial services to "train the trainer" have been performed at which time no other material conditions or obligations related to the determination of substantial performance exist, and the fees for other services are recognized as performed. Contingent payments are recognized when received. The Company has considered the relevant provisions of FAS 45 "Accounting for Franchise Fee Revenue" in accounting for its franchise revenue."

2. Discontinued Operations, page 76

69.
We note in your letter to the stockholders of INTAC, in your Form S-4, that the "distribution business sale cannot be completed unless the stockholders of INTAC (other than Mr. Zhou, his affiliates and associates) holding a majority of the outstanding shares (other than those shares held by Mr. Zhou, his affiliates and associates) on the record date for the special meeting adopt the share purchase agreement and approve the distribution business sale." In light of this circumstance, we do not understand how you were able to conclude management had the authority to commit the Company to the plan to sell the distribution business. Please advise us in detail and explain to us how you satisfy each of the criteria in paragraph 30 of SFAS No. 144 necessary in order to classify the business as held for sale.
RESPONSE:	Our analysis below supported our determination that the distribution business was held for sale. Mr. Zhou, as a member of management, and a member of the board of directors and the largest shareholder, was committed to sell the distribution business within one year regardless of whether INTAC shareholders approved the sale of the business specifically to Mr. Zhou. As a result, we determined that there was requisite authority to commit INTAC to the plan to sell the distribution business. It is specifically the sale of the distribution business to Mr. Zhou, his affiliates and associates that requires the approval of the majority of the shareholders unaffiliated with Mr. Zhou, his affiliates and associates. If such specific sales contract is not approved, INTAC, including Mr. Zhou, fully intended to pursue the sale of the distribution business to another party as the distribution business was no longer strategic to INTAC's business plans. Consequently, we believe all the criteria in paragraph 30 are met to classify the business as held for sale.

Disc Ops Criteria per Statement 144 paragraph 30	Company's Position
a. Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).	INTAC management approved the plan to sell the distribution companies in August 2006 pursuant to an approved board resolution.
b. The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).
INTAC adopted a plan in August 2006 to sell the distribution companies with no contingent requirements. The initial potential buyer is an officer of INTAC; however, efforts were being made to identify other potential buyers if the sale to the officer was not agreed upon. These efforts were noted in the approved board resolution.

c. An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.
INTAC adopted a plan in August 2006 to sell the distribution companies with no contingent requirements. The initial potential buyer is an officer of INTAC; however, efforts were being made to identify other potential buyers if the sale to the officer was not agreed upon. These efforts were noted in the approved board resolution.

d. The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31.	INTAC intends to sell the distribution companies within one year.
e. The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
Per the Letter of Intent dated August 8, 2006, the initial purchase price was to be 3,000,000 shares of INTAC common stock. The Board of Directors deemed this to be a reasonable price in relation to the current fair value of the distribution companies.
f. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.	The plan to sell the distribution companies by INTAC has been finalized. INTAC will sell the assets either to Wei Zhou, an officer of INTAC, or to another party, to be identified at a later date.

Sincerely yours,
HSW International, Inc.
By:	/s/ JEFF ARNOLD